Filed Pursuant to Rule 424(b)(5)

Registration No. 333-275819

PROSPECTUS

2,100,700

COMMON STOCK

We are offering 2,000,000 of shares of our common stock and the selling stockholders named herein are offering an additional 100,700 of shares of our common stock. Our common stock is listed on the Nasdaq Global Select Market, or Nasdaq, under the symbol “SMCI.” On November 29, 2023, the closing price for our common stock was $287.63 per share. We will not receive any proceeds from the sale of shares by the selling stockholders.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 9 of this prospectus and in the documents incorporated by reference in this prospectus for a discussion of the factors you should carefully consider before buying our common stock.

	Per Share	Total
Public offering price	$262.00	$550,383,400.00
Underwriting discounts and commissions (1)	$9.825	$20,639,377.50
Proceeds, before expenses, to Super Micro Computer, Inc.	$252.175	$504,350,000.00
Proceeds, before expenses, to the selling stockholders	$252.175	$25,394,022.50

(1)	See the section entitled “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option to purchase up to an additional 315,105 shares of our common stock, exercisable within a 30-day period, at the public offering price, less underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about December 5, 2023.

Joint Book-Running Managers

J.P. Morgan

BofA Securities			Goldman Sachs & Co. LLC

Joint Bookrunners

Wells Fargo Securities	Barclays	UBS Investment Bank	BMO Capital Markets

KeyBanc Capital Markets	Needham & Company		Piper Sandler

Co-Managers

CJS Securities	Loop Capital Markets	Northland Capital Markets	Rosenblatt	ING

November 30, 2023

Neither we nor the underwriters have authorized anyone to provide you with any information other than the information contained or incorporated by reference in this prospectus or any free writing prospectus prepared by or on behalf of us in connection with this offering to which we have referred you. We and the underwriters take no responsibility for and can provide no assurances as to the reliability of, any other information that others may give you. The information contained or incorporated by reference in this prospectus or any such free writing prospectus provided in connection with this offering is accurate only as of the date thereof, regardless of the time of delivery of such document or of any sale of our common stock. Our business, financial condition and results of operations may have changed since those dates. It is important for you to read and consider all the information contained in this prospectus, including the documents incorporated by reference herein or any free writing prospectus prepared by or on behalf of us in connection with this offering, in making your investment decision.

Neither we nor the underwriters are offering to sell, or seeking offers to buy, shares of our common stock in any jurisdictions where offers and sales are not permitted. The distribution of this prospectus and the offering of the common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common stock and the distribution of this prospectus outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

In this prospectus, unless otherwise indicated or the context otherwise requires, the terms “Super Micro,” “Supermicro,” “Company,” “we,” “us” and “our” refer to Super Micro Computer, Inc. and its wholly owned subsidiaries unless the context indicates otherwise.

i

FORWARD-LOOKING STATEMENTS

This prospectus, the documents incorporated by reference herein, and any free writing prospectus that we authorize for use in connection with this offering may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among other things, information concerning our future results of operations and financial position, strategy and plans, and our expectations for future operations. Forward-looking statements include all statements that are not historical facts and, in some cases, can be identified by terms such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “design,” “estimate,” “expect,” “intend,” “may,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” or the negative version of these words and similar expressions.

Many factors could affect our actual results, and variances from our current expectations regarding these factors could cause actual results to differ materially from those expressed in our forward-looking statements. We presently consider the factors set forth below to be important factors that could cause actual results to differ materially from our published expectations. A more detailed discussion of these factors, as well as other factors that could affect our results, is contained under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended June 30, 2023, as updated by our subsequent quarterly reports on Form 10-Q and other filings we make with the SEC. However, management cannot predict all factors, or combinations of factors, that may cause actual results to differ materially from those projected in any forward-looking statements. Factors that we currently believe could cause our results to be different from our expectations include:

Operational and Execution Risks

•	Adverse economic conditions may harm our business.

•

Recent events in eastern Europe and the Taiwan Strait present challenges and risks to us, and no assurances can be given that current or future developments would not have a material adverse effect on our business, results of operations and financial condition.

•	Our quarterly operating results have fluctuated and will likely fluctuate in the future.

•	Our revenue and margins for a particular period are difficult to predict, and a shortfall in revenue or decline in margins may harm our operating results.

•

As we increasingly target larger customers and larger sales opportunities, our customer base may become more concentrated, our cost of sales may increase, our margins may be lower, our borrowings may be higher with effects on our cash flow, we are exposed to inventory risks, and our sales may be less predictable.

•	If we fail to meet any publicly announced financial guidance or other expectations about our business, it could cause our stock to decline in value.

•	We may be unable to secure additional financing on favorable terms, or at all, which in turn could impair the rate of our growth.

•

Increases in average selling prices for our Total IT Solutions have historically significantly contributed to increases in net sales in some of the periods covered. Such prices are subject to decline if customers do not continue to purchase our latest generation products or additional components, which could harm our results of operations.

•

Our cost structure and ability to deliver server solutions to customers in a timely manner may be adversely affected by volatility of the market for core components and certain materials for our products.

•	We may lose sales or incur unexpected expenses relating to insufficient, excess or obsolete inventory.

•

Difficulties we encounter relating to automating internal controls utilizing our ERP systems or integrating processes that occur in other IT applications could adversely impact our controls environment.

•

System security violations, data protection breaches, cyber-attacks and other related cyber-security issues could disrupt our internal operations or compromise the security of our products, and any such disruption could reduce our expected revenues, increase our expenses, damage our reputation and adversely affect our stock price.

•	Any failure to adequately expand or retain our sales force will impede our growth.

•	Conflicts of interest may arise with Ablecom and Compuware, which are related parties, and they may adversely affect our operations.

•	Our reliance on Ablecom could be subject to risks associated with our reliance on a limited source of contract manufacturing services and inventory warehousing.

•

If negative publicity arises with respect to us, our employees, our third-party service providers or our partners, our business and operating results could be adversely affected, regardless of whether the negative publicity is true.

•	If we lose Charles Liang, our President, Chief Executive Officer and Chairman, or any other key employee, we may not be able to implement our business strategy in a timely manner.

•	Our direct sales efforts may create confusion for our end customers and harm our relationships in our indirect sales channel and with our OEMs.

•

If we are unable to attract and integrate additional key employees in a manner that enables us to scale our business and operations effectively, or if we do not maintain competitive compensation policies to retain our employees, our ability to operate effectively and efficiently could be limited.

Strategic and Industry Risks

•	If we do not successfully manage the expansion of our international manufacturing capacity and business operations, our business could be harmed.

•	We may not be able to successfully manage our business for growth and expansion.

•	Our growth into markets outside the United States exposes us to risks inherent in international business operations.

•

We depend upon the development of new products & enhancements to existing products. If we fail to predict or respond to emerging technological trends & our customers’ changing needs, our operating results and market share may suffer.

•	The market in which we participate is highly competitive.

•	Industry consolidation may lead to increased competition and may harm our operating results.

•	We must work closely with our suppliers to make timely new product introductions.

•	Our suppliers’ failure to improve the functionality and performance of materials and key components for our products may impair or delay our ability to deliver innovative products to our customers.

•	We rely on a limited number of suppliers for certain components used to manufacture our products.

•	We rely on indirect sales channels and any disruption in these channels could adversely affect our sales.

•	Our failure to deliver high quality server and storage solutions could damage our reputation and diminish demand for our products.

•	Our results of operations may be subject to fluctuations based upon our investment in corporate ventures.

Legal and Regulatory Risks

•

Because our products and services may store, process and use data, some of which contains personal information, we are subject to complex and evolving laws and regulations regarding privacy, data protection and other matters.

•	Our operations could involve the use of regulated materials, and we must comply with environmental, health and safety laws and regulations, which can be expensive.

•

If we are unable to maintain effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may decrease.

•

Failure to comply with the U.S. Foreign Corrupt Practices Act, other applicable anti-corruption and anti-bribery laws, and applicable trade control laws could subject us to penalties and other adverse consequences.

•	Any failure to protect our intellectual property could impair our brand and our competitiveness.

•	Resolution of claims that we have violated or may violate the intellectual property rights of others could require us to indemnify others or pay significant royalties to third parties.

•	Provisions of our governance documents and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management.

Financial Risks

•	Our R&D expenditures, as a percentage of our net sales, are considerably higher than many of our competitors.

•

Our future effective income tax rates could be affected by changes in the relative mix of our operations and income among different geographic regions and by changes in domestic and foreign income tax laws.

•	Backlog does not provide a substantial portion of our net sales in any quarter.

Risks Related to Owning our Common Stock

•	The trading price of our common stock is likely to be volatile.

•

Future sales of shares by existing stockholders, including any shares that have vested or may in the future vest under the 2021 CEO Performance Award or 2023 CEO Performance Award, could cause our stock price to decline.

•	The concentration of our capital stock ownership with insiders likely limits your ability to influence corporate matters.

•	We do not expect to pay any cash dividends for the foreseeable future.

General Risks

•	Our products may not be viewed as supporting climate change mitigation in the IT sector.

•	Our business and operations may be impacted by natural disaster events, including those brought on by climate change.

•	The use of AI by our workforce may present risks to our business.

•	Expectations relating to environmental, social and governance considerations expose us to potential liabilities, reputational harm and other unforeseen adverse effects on our business.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form S-3 under the Securities Act of 1933, as amended, or the Securities Act, with respect to the shares of common stock offered by this prospectus, which is part of the registration statement. This prospectus and any document incorporated by reference herein do not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits, and the documents incorporated by reference therein. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete, and in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement and the documents incorporated by reference therein, with each such statement being qualified in all respects by reference to the document to which it refers.

We file periodic and current reports, proxy statements and other information with the SEC. The SEC maintains a website that contains periodic and current reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. We also maintain a website at www.supermicro.com, where you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Except for the filings incorporated by reference herein that are available through our website, none of the information on our website or the information that can be accessed through our website is, or should be deemed to be, a part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference herein is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below (except the information contained in such documents to the extent “furnished” and not “filed”) and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934, as amended, or the Exchange Act (except the information contained in such documents to the extent “furnished” and not “filed”):

•	our Annual Report on Form 10-K for the year ended June 30, 2023, filed with the SEC on August 28, 2023;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the SEC on November 3, 2023;

•	our Current Reports on Form 8-K filed with the SEC on October 2, 2023, October 27, 2023 and November 20, 2023; and

•

the description of our common stock contained in our registration statement on Form 8-A as filed with the SEC on January 9, 2020, including any amendments or reports filed for the purpose of updating the description.

We will provide without charge upon written or oral request a copy of any or all of the documents that are incorporated by reference into this prospectus. Requests should be directed to our Investor Relations department at Super Micro Computer, Inc., 980 Rock Avenue, San Jose, California 95131. Our telephone number is (408) 503-8000.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus (or in any document incorporated by reference herein) or in any other subsequently filed document that is or is deemed to be incorporated by reference into this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

PROSPECTUS SUMMARY

You should read the following prospectus summary together with the entire prospectus and the documents incorporated by reference herein, including our consolidated financial statements and related notes as well as any free writing prospectus prepared by us or on our behalf in connection with this offering. You should carefully consider, among other things, the matters discussed in the sections entitled “Risk Factors” included in or incorporated by reference in this prospectus.

SUPER MICRO COMPUTER, INC.

Our Company

We are a Silicon Valley-based provider of accelerated compute platforms that are application-optimized high performance and high-efficiency server and storage systems for a variety of markets, including enterprise data centers, cloud computing, artificial intelligence (“AI”), 5G and edge computing. Our Total IT Solutions include complete servers, storage systems, modular blade servers, blades, workstations, full rack scale solutions, networking devices, server sub-systems, server management and security software. We also provide global support and services to help our customers install, upgrade and maintain their computing infrastructure. We offer our customers a high degree of flexibility and customization by providing a broad array of server models and configurations from which they can choose the best solutions to fit their computing needs. Our server and storage systems, sub-systems and accessories are architecturally designed to provide high levels of reliability, quality, configurability, and scalability.

Our in-house design competencies, design control over many of the components used within our server and storage systems, and our Server Building Block Solutions® (an innovative, modular and open architecture) enable us to rapidly develop, build and test our compute platforms along with our server and storage systems, sub-systems and accessories with unique configurations. As a result, when new technologies are brought to market, we are generally able to quickly assemble a broad portfolio of solutions by leveraging common building blocks across product lines. We work closely with the leading microprocessor, graphics processing units, memory, disk/flash, and interconnect vendors and other hardware and software suppliers to coordinate our new products’ design with their product release schedules. This enhances our ability to introduce new products incorporating the latest technology rapidly. We seek to be the first to market with products incorporating new technologies and to offer the broadest selection of products using those technologies to our customers.

To reduce the high cost of operating datacenters, IT managers increasingly turn to suppliers of high-performance products that are also cost-effective, energy-efficient, and green. Our resource saving architecture supports our efforts to lead in green IT innovation. This architecture disaggregates CPU and memory, which enables each resource to be refreshed independently, thereby allowing data centers to significantly reduce both refresh cycle costs and e-waste. In addition, we offer product lines that are designed to share common computing resources, thereby saving both valuable space and power as compared to general-purpose rackmount servers. We believe our approach of leveraging an overall architecture that balances data center power requirements, cooling, shared resources and refresh cycles helps the environment and provides total cost of ownership (“TCO”) savings for our customers.

We conduct our operations principally from our Silicon Valley headquarters, Taiwan and Netherlands facilities. Our sales and marketing activities operate through a combination of our direct sales force and indirect sales channel partners. We work with distributors, value-added resellers, system integrators, and original equipment manufacturers (“OEMs”) to market and sell our optimized solutions to their end customers in our indirect sales channels.

Industry and Strategy

Our objective is to be the world’s leading provider of solutions using accelerated compute platforms that are application-optimized offering high-performance server, storage and networking. Achieving this objective requires continuous development and innovation of our Total IT Solutions with better price-performance and architectural advantages compared with our prior generation of solutions and with solutions offered by our competitors. Through our strategy, we seek to maintain or improve our relative competitive position in many product areas and pursue markets that provide us with additional long-term growth opportunities. Based on data from MarketData and IDC, from 2021 to 2023, our growth has been more than three times our industry’s average. As of Q3 2023, we had a production capacity of 4,000 racks per month and believe we have a path to significantly increasing our liquid cooling rack capacity over the next few quarters. Key elements of our strategy include executing upon the following:

•	A Strong Internal Research and Development and Internal Manufacturing Capability

•	Introducing More Innovative Products, Faster

•	Capitalizing on New Applications and Technologies

•	Driving Software and Services Sales to our Global Enterprise Customers

•	Leveraging Our Global Operating Structure

Corporate Information

We were founded in and maintain our worldwide headquarters and the majority of our employees in San Jose, California. We are one of the largest employers in the City of San Jose and an active member of the San Jose and Silicon Valley community. We were incorporated in California in January 2003. We reincorporated in Delaware in March 2007. Our common stock is listed on the Nasdaq Global Select Market under the symbol “SMCI.” Our principal executive offices are located at 980 Rock Avenue, San Jose, California 95131, and our telephone number is (408) 503-8000.

Recent Developments

Our Board of Directors has set November 27, 2023, as the record date for our annual meeting of stockholders, scheduled to be held on January 22, 2024. Matters that are expected to be presented for a vote of stockholders include (i) the election of Class II directors, (ii) a non-binding advisory vote to approve executive compensation, (iii) the ratification of Ernst & Young LLP as the Company’s independent registered public accounting firm, and (iv) a proposal to amend and restate our 2020 Equity and Incentive Compensation Plan to increase the number of shares available for issuance under such plan by 1.5 million to 1.6 million shares. Because the record date has been set for a date prior to the date of this offering, investors participating in this offering will not be entitled to vote at the annual meeting.

THE OFFERING

Common stock offered by Supermicro	2,000,000 shares of our common stock.

Common stock offered by the Selling Stockholders	100,700 shares of our common stock.

Common stock to be outstanding after this offering	55,538,116 shares immediately after this offering (assuming no exercise of the underwriters’ option to purchase additional shares).

Option to purchase additional shares	We have granted to the underwriters the option, exercisable for 30 days from the date of this prospectus, to purchase up to 315,105 of additional shares of our common stock.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $503.5 million (or approximately $582.9 million if the underwriters exercise their option to purchase additional shares in full).

The principal purposes of this offering are to obtain addition capital to support our operations, working capital purposes, manufacturing capacity expansions and increased research and development (“R&D”) investments. See “Use of Proceeds.”

We will not receive any of the proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds” for additional information.

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page of this prospectus and in the documents included or incorporated into this prospectus for a discussion of the factors you should carefully consider before deciding to invest in our common stock.

The Nasdaq Global Select Market symbol	“SMCI”

The number of shares of our common stock that will be outstanding after this offering is based on 53,538,116 shares outstanding as of November 24, 2023, and excludes:

•	2,433,210 shares of common stock issuable upon the vesting and settlement of restricted stock units (including performance-based restricted stock units) outstanding as of October 31, 2023;

•	3,433,639 shares of common stock issuable upon the exercise of options outstanding as of October 31, 2023, with a weighted-average exercise price of $68.58 per share;

•

973,116 shares of common stock reserved for future grant or issuance under our amended and restated 2020 Equity and Incentive Compensation Plan (the “2020 Equity Incentive Plan”) as of October 31, 2023 (without giving effect to the 2023 CEO Award described below), as well as any additional shares that may become available for grant or issuance pursuant to forfeitures or unearned shares of outstanding awards pursuant to the terms of the 2020 Equity Incentive Plan or additional shares that may be approved by our stockholders at our annual meeting scheduled to be held on January 22, 2024.; and

•

500,000 shares subject to performance-based stock options issuable to the Company’s CEO granted in November 2023 and that will vest pursuant to certain Company revenue growth and stock price performance milestones (the “2023 CEO Award”).

Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional shares and no exercise or vesting and settlement of the outstanding options, restricted stock units or performance-based restricted stock units after October 31, 2023.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary historical consolidated financial data of the Company should be read in conjunction with our audited consolidated financial statements (and notes thereto) contained in our Annual Report on Form 10-K for the year ended June 30, 2023, our unaudited condensed consolidated financial statements (and notes thereto) contained in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II, Item 7 in our Annual Report on Form 10-K for the year ended June 30, 2023, and Part I, Item 2 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, each incorporated by reference herein. See “Where You Can Find More Information.” The summary historical financial data as of and for the years ended June 30, 2023, 2022 and 2021 were derived from the Company’s audited consolidated financial statements and the data as of and for the three months ended September 30, 2023 and 2022 were derived from its unaudited consolidated financial statements. Historical results are not necessarily indicative of the results to be expected in the future, and results for the three months ended September 30, 2023 are not necessarily indicative of results to be expected in any future quarter or for the full year ended June 30, 2024.

	Three months ended September 30, (unaudited)		Year ended June 30,
(in thousands, except per share data)	2023	2022	2023	2022	2021
Results of operations data:
Net sales (1)	$2,119,672	$1,852,130	$7,123,482	$5,196,099	$3,557,422
Cost of sales (2)	1,765,981	1,504,595	5,840,470	4,396,098	3,022,884
Gross profit	353,691	347,535	1,283,012	800,001	534,538
Operating expenses:
Research and development	111,027	74,243	307,260	272,273	224,369
Sales and marketing	37,230	29,363	115,025	90,126	85,683
General and administrative	32,924	23,806	99,585	102,435	100,539
Income before income tax provision	177,260	224,239	754,297	336,833	118,628
Income tax provision	(20,215)	(38,934)	(110,666)	(52,876)	(6,936)
Net income	156,995	184,416	639,998	285,163	111,865
Net income per common share:
Basic	2.96	3.51	12.09	5.54	2.19
Diluted	2.75	3.35	11.43	5.32	2.09

	September 30, (unaudited)		June 30,
(in thousands of dollars)	2023	2022	2023	2022	2021
Balance sheet data:
Total current assets	$3,570,834	$2,879,880	$3,179,426	$2,806,315	$1,867,259
Total assets	4,095,964	3,301,283	3,674,729	3,205,077	2,241,964
Total current liabilities	1,604,821	1,353,355	1,374,652	1,470,024	968,896
Total long-term debt	105,389	148,551	120,179	147,618	34,700
Total equity	2,165,539	1,625,203	1,972,170	1,425,747	1,096,398

(1)

Includes related party sales of $17,396 and $25,055 in the three months ended September 30, 2023 and 2022, respectively. Includes related party sales of $60,537, $147,091 and $79,018 in the years ended June 30, 2023, 2022 and 2021, respectively.

(2)

Includes related party purchases $113,107 and $96,536 in the three months ended September 30, 2023 and 2022, respectively and related party purchases of $384,762, $371,076 and $239,558 in the years ended June 30, 2023, 2022 and 2021, respectively.

KEY METRICS AND NON-GAAP FINANCIAL MEASURES

The Company is presenting the following key metrics and non-GAAP financial measures because it considers them to be important supplemental measures of performance. Management uses the key metrics and non-GAAP financial measures for planning purposes, including analysis of the Company’s performance against prior periods, the preparation of operating budgets and to determine appropriate levels of operating and capital investments. Management also believes that the key metrics and non-GAAP financial measures provide additional insight for analysts and investors in evaluating the Company’s financial and operational performance. Non-GAAP financial measures have limitations as an analytical tool and are not intended to be an alternative to financial measures prepared in accordance with GAAP.

	Fiscal Year 2023	Fiscal Year 2022	Fiscal Year 2021
Revenue growth rate (1)	37.1%	46.1%	6.5%
Non-GAAP Gross margin (2)	18.1%	15.4%	15.1%
Non-GAAP R&D (% of Net sales) (3)	3.9%	4.9%	5.9%
Non-GAAP SG&A (% of Net sales) (4)	2.8%	3.3%	4.7%
Non-GAAP Operating margin (5)	11.4%	7.2%	4.4%
Non-GAAP Tax rate (6)	15.9%	17.7%	10.5%
Non-GAAP EPS (7)	$11.81	$5.65	$2.48

(1)	Represents the percentage increase in GAAP Net sales over the preceding year.
(2)	Represents Non-GAAP Gross profit divided by GAAP Net sales.
(3)	Represents Non-GAAP Research and development expense divided by GAAP Net sales.
(4)	Represents Non GAAP Sales and marketing expense plus Non-GAAP General and administrative expense divided by GAAP Net sales.
(5)	Represents Non-GAAP Income from operations divided by GAAP Net sales.
(6)

Represents the GAAP effective tax rate, calculated as Income tax provision divided by Income before income tax provision, as adjusted for the income tax effect of certain Non-GAAP pre-tax adjustments as shown in the table that follows.

(7)	Represents GAAP Net income per common share (diluted) adjusted for impacts of certain adjustments as shown in the table that follows.

A reconciliation of each of the Non-GAAP measures presented above to its most comparable GAAP measure is included in the table that follows.

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

(dollars in thousands)	Fiscal Year 2023	Fiscal Year 2022	Fiscal Year 2021
Gross profit	$1,283,012	$800,001	$534,538
Stock-based compensation expense	4,574	1,876	1,762
Other expenses	—	295	20

Non-GAAP Gross profit	$1,287,586	$802,172	$536,320

Research and development expense	$307,260	$272,273	$224,369
Stock-based compensation expense	(30,736)	(16,571)	(14,029)
Special performance bonuses	—	(1,181)	—
Other expenses	—	—	(161)

Non-GAAP R&D	$276,524	$254,521	$210,179

Sales and marketing expense	$115,025	$90,126	$85,683
Stock-based compensation expense	(4,599)	(2,058)	(2,023)
Special performance bonuses	—	(113)	—
Other expenses	—	—	(31)

Non-GAAP Sales and Marketing	$110,426	$87,955	$83,629

General and administrative expense	$99,585	$102,435	$100,539
Stock-based compensation expense	(14,524)	(12,311)	(10,735)
Litigation settlement costs	—	(2,000)	—
Executive SEC settlement	—	—	2,122
Special performance bonuses	—	1,136	(5,801)
Other expenses	—	—	(29)
Litigation (expense) recovery	3,770	(4,367)	(1,076)

Non-GAAP General and administrative	$88,831	$84,893	$85,020

Income from operations	$761,142	$335,167	$123,947
Stock-based compensation expense	54,433	32,816	28,549
Litigation settlement costs	—	2,000	—
Executive SEC settlement	—	—	(2,122)
Special performance bonuses	—	453	5,801
Other expenses	—	—	241
Litigation expense (recovery)	(3,770)	4,367	1,076

Non-GAAP Income from operations	$811,805	$374,803	$157,492

GAAP Tax rate	14.7%	15.7%	5.8%
Tax impact of Non-GAAP adjustments to effective tax rate	1.2%	2.0%	4.7%

Non-GAAP Tax rate	15.9%	17.7%	10.5%

Net income per common share - diluted	$11.43	$5.32	$2.09
Impact of Non-GAAP adjustments	0.38	0.33	0.39

Non-GAAP Net income per common share - diluted	$11.81	$5.65	$2.48

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described in this section and in the section entitled “Risk Factors” contained in our most recent Annual Report on Form 10-K, as well as any amendments thereto reflected in subsequent filings with the SEC, which are incorporated by reference into this prospectus in their entirety, together with all of the other information contained in this prospectus or any document incorporated by reference herein and any free writing prospectus that we may authorize for use in connection with this offering. The risks described in this prospectus or any document incorporated by reference herein are not the only risks facing us. Additional risks and uncertainties not currently known or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results. Many of the following risks and uncertainties and those contained in the documents incorporated by reference herein may be exacerbated by any worsening of the global business and economic environment. If any of the unfavorable events or circumstances described in the risk factors actually occurs, our business may suffer, the trading price of our common stock and other securities could decline, and you could lose all or part of your investment.

Risks Relating to This Offering and Ownership of Our Common Stock

The trading price of our common stock has been and may in the future be volatile, and you might not be able to sell your shares at or above the price at which you purchased the shares.

The trading prices of technology company securities historically have been highly volatile. In addition, the global markets have been volatile, and experienced volatility as a result of macroeconomic conditions such as heightened inflation, increased interest rates, armed conflict and related sanctions and trade restrictions and the effects of the COVID-19 pandemic. The trading price of our common stock is likely to be subject to fluctuations in response to numerous factors, many of which are beyond our control, such as those discussed in the “Risk Factors” section contained in our Annual Report on Form 10-K for the year ended June 30, 2023 and others, including:

•	Actual or anticipated variations in our operating results, including failure to achieve previously provided guidance;

•	Announcements of technological innovations, new products or product enhancements, strategic alliances or significant agreements by us or by our competitors;

•	Changes in recommendations by any securities analysts that elect to follow our common stock;

•	The financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	False or misleading press releases or articles regarding our company or our products;

•	The loss of a key customer;

•	The loss of key personnel;

•	Technological advancements rendering our products less valuable;

•	Lawsuits filed against us;

•	Changes in operating performance and stock market valuations of other companies that sell similar products;

•	Price and volume fluctuations in the overall stock market;

•	Market conditions in our industry, the industries of our customers and the economy as a whole; and

•	Other events or factors, including those resulting from war, incidents of terrorism, political instability, pandemics or responses to these events.

If the trading price of our common stock after this offering does not exceed the public offering price, you would not realize any return on your investment in this offering and may lose some or all of your investment.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans or in connection with commercial transactions, could result in additional dilution of the percentage ownership of our stockholders and could cause the price of our common stock to decline.

From time to time, we may issue additional securities or sell common stock, convertible securities, or other equity securities in one or more transactions at prices and in a manner we determine. We also expect to continue to issue common stock to employees and directors pursuant to our equity incentive plans. If we sell or issue common stock, convertible securities, or other equity securities, or common stock is issued pursuant to equity incentive plans, investors in our common stock may be materially diluted.

Our executive officers, directors and selling stockholders have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell, directly or indirectly, any shares of common stock without the permission of J.P. Morgan Securities LLC for a period of 60 days after the date of the pricing of this offering. Sales of a substantial number of such shares upon expiration of the lock-up agreements, the perception that such sales may occur or early release of these agreements could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Our management team may invest or spend the net proceeds of this offering in ways with which you may not agree or in ways which may not yield significant return.

Our management will have broad discretion over the use of the net proceeds from this offering. We currently intend to use the net proceeds from this offering for working capital and general corporate purposes. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for working capital and corporate purposes that do not improve our operating results or enhance the value of our common stock.

Purchasers of shares of our common stock in this offering will experience immediate and substantial dilution in the book value of their investment.

If you purchase shares of our common stock in this offering at an assumed public offering price of $289.03 per share, the last reported sales price for our common stock on the Nasdaq Global Select Market on November 29, 2023, you will incur immediate and substantial dilution in the as adjusted net tangible book value of your stock because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. To the extent we raise additional capital by issuing additional shares of common stock, convertible securities, or other equity securities, our stockholders will experience substantial additional dilution.

We do not expect to pay any cash dividends for the foreseeable future.

We do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future. In addition, under the terms of one of our credit agreements, we cannot pay any dividends, with limited exceptions. Accordingly, investors should rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

USE OF PROCEEDS

We estimate that the net proceeds to us from the issuance of our common stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $503.5 million, or approximately $582.9 million if the underwriters exercise their option to purchase additional shares in full. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

The principal purpose of this offering is to obtain additional capital to support our operations, including working capital needs, manufacturing capacity expansion and increased R&D investments. We have not yet determined the manner in which we will allocate the net proceeds from this offering, and as a result, management will have broad discretion in the allocation and use of the net proceeds. Pending the application of the net proceeds, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

No cash dividends have ever been paid or declared on our common stock. We currently intend to retain all future earnings, if any, for use in our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to applicable laws and restrictions in our credit arrangements, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors our Board of Directors may deem relevant. Under the terms of the credit agreement with Bank of America, as amended, we may not pay any dividends.

SELLING STOCKHOLDERS

Beneficial Ownership

The following table sets forth the beneficial ownership of our common stock by the selling stockholders, before and after giving effect to this offering by the selling stockholders.

The amounts and percentages of shares beneficially owned are reported on the basis of rules and regulations of the SEC governing the determination of beneficial ownership of securities. Under rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. The address for the beneficial owner is set forth in the footnote to the table.

Percentage computations are based on 53,538,116 shares of our common stock outstanding as of November 24, 2023.

	Common Stock owned before the offering		Shares being sold in this offering	Common Stock owned after the offering if underwriters’ option is not exercised		Common Stock owned after the offering if underwriters’ option is fully exercised
Name	Number	%		Number	%	Number	%
Robert Blair	1,386	*	800	586	*	586	*
Charles Liang	7,815,881 (1)	14.3	50,000	7,765,881	13.7	7,765,881	13.6
The Liaw Family Trust	1,592,998 (2)	3.0	29,400	1,563,598	2.8	1,563,598	2.8
Sherman Tuan	30,113 (3)	*	500	29,613	*	29,613	*
David Weigand	53,130 (4)	*	20,000	33,130	*	33,130	*

*	Represents less than one percent of the outstanding shares of common stock.

(1)

Includes 4,068,665 shares held by Mr. Liang and 1,096,750 shares issuable upon the exercise of options exercisable within 60 days after November 24, 2023. Also includes 2,647,752 shares jointly held with Sara Liu, Mr. Liu’s spouse and 2,714 shares held directly by Ms. Liu.

(2)

Includes 1,540,805 shares held by The Liaw Family Trust, for which Yih-Shyan (Wally) Liaw and his spouse, Shyu Shiow-Meei (May) Liaw, serve as trustees, 9,379 shares held by Mr. Liaw, 34,377 shares held by Mrs. Liaw and 8,437 shares issuable upon the exercise of options held by Mr. Liaw that are exercisable within 60 days after November 24, 2023.

(3)	Includes 2,500 options exercisable within 60 days after November 24, 2023.
(4)	Includes 38,865 options exercisable within 60 days after November 24, 2023.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income tax considerations with respect to the ownership and disposition of shares of our common stock applicable to non-U.S. holders (as defined below) who acquire such shares in this offering and hold such shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, (generally, property held for investment). For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of our common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, or any other corporation treated as such;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “U.S. persons,” as defined under the Code, have the authority to control all substantial decisions of the trust or (ii) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is based on current provisions of the Code, existing, temporary and proposed Treasury regulations promulgated thereunder, or Treasury Regulations, judicial opinions, published positions of the Internal Revenue Service, or the IRS, and other applicable authorities, all of which are subject to change (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of the unearned income Medicare contribution tax, any U.S. federal estate and gift taxes, any U.S. alternative minimum taxes or any state, local or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular non-U.S. holders in light of their individual circumstances or to non-U.S. holders subject to special treatment under the U.S. federal income tax laws (such as taxpayers that elect mark-to-market accounting, insurance companies, tax-exempt organizations, tax- qualified retirement plans, financial institutions, brokers or dealers in securities, pension plans, “controlled foreign corporations,” “passive foreign investment companies,” corporations organized outside of the United States, any state thereof or the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes, non-U.S. holders that hold our common stock as part of a straddle, conversion transaction or other integrated investment, and certain U.S. expatriates and former citizens or long-term residents of the United States).

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner therein will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding our common stock should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. PROSPECTIVE INVESTORS IN OUR COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, ESTATE, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Gain on Sale or Other Disposition of Common Stock.”

Subject to the discussion below on effectively connected income, dividends paid to a non-U.S. holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate as may be specified by an applicable income tax treaty, provided the non-U.S. holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), the non-U.S. holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the non-U.S. holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Gain on Sale or Other Disposition of Common Stock

In general, and subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the non-U.S. holder’s shares of our common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder);

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” (as defined in the Code) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition and such non-U.S. holder’s holding period of our common stock.

Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. federal income tax on a net-income tax basis, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain, as adjusted for certain items. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition (or such lower rate as may be specified by an applicable income tax treaty), which may be offset by U.S.-source capital losses, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. We believe that we are not, and we do not anticipate becoming, a United States real property holding corporation, or a USRPHC, for U.S. federal income tax purposes. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our United States real property interests, or USRPIs, relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a non-U.S. holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such non-U.S. holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period.

NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING ANY APPLICABLE TAX TREATIES THAT MAY PROVIDE FOR DIFFERENT RULES.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

Under provisions of the Code known as the Foreign Account Tax Compliance Act, or FATCA, withholding tax of 30% may apply to certain payments to foreign financial institutions, investment funds and certain other non-U.S. persons that fail to comply with certain information reporting and certification requirements pertaining to their direct and indirect U.S. securityholders and/or U.S. accountholders and do not otherwise qualify for an exemption. Under applicable Treasury Regulations and IRS guidance, this withholding currently applies to payments of dividends, if any, on, and, subject to the proposed Treasury Regulations discussed below, gross proceeds from the sale or other disposition of, our common stock. An intergovernmental agreement between the U.S. and a foreign country may modify the requirements described in this paragraph.

Although withholding under existing FATCA regulations would also apply to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

Backup Withholding, Information Reporting and Other Reporting Requirements

The applicable withholding agent must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply to any distribution on our common stock regardless of whether such distributions constitute dividends or whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

A non-U.S. holder will generally be subject to backup withholding with respect to dividends on our common stock paid to it unless the non-U.S. holder certifies under penalties of perjury that, among other things, it is not a U.S. person (and the payor does not have actual knowledge or reason to know that the non-U.S. holder is a U.S. person), typically on a properly executed IRS Form W-8BEN, W-8BEN-E or other appropriate IRS Form W-8 (or any successor or substitute form thereof), or otherwise establishes an exemption.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our common stock by a non-U.S. holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. holder sells or otherwise disposes of its shares of common stock through a U.S. broker or the U.S. offices of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. holder to the IRS and impose backup withholding on that amount unless such non-U.S. holder provides appropriate certification to the broker of its status as a non-U.S. person (and the payor does not have actual knowledge or reason to know that the non-U.S. holder is a U.S. person), typically on a properly executed IRS Form W-8BEN, W-8BEN-E or other appropriate IRS Form W-8 (or any successor or substitute form thereof), or otherwise establishes an exemption.

Backup withholding is not an additional income tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, GIFT, ESTATE, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, BofA Securities, Inc. and Goldman Sachs & Co, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC	583,372
BofA Securities, Inc.	471,919
Goldman Sachs & Co. LLC	471,919
Wells Fargo Securities, LLC	127,443
Barclays Capital Inc.	72,824
UBS Securities LLC	72,824
BMO Capital Markets Corp.	36,412
KeyBanc Capital Markets Inc.	36,412
Needham & Company, LLC	36,412
Piper Sandler & Co.	36,412
CJS Securities, Inc.	36,412
Loop Capital Markets LLC	36,412
Northland Securities, Inc.	36,412
Rosenblatt Securities Inc.	36,412
ING Financial Markets LLC	9,103

Total	2,100,700

The underwriters are committed to purchase all the common shares offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $5.895 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $1.965 per share from the initial public offering price. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have an option to buy up to additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $9.825 per share. The following table shows the per share and total underwriting discounts and commissions to be paid by us and the selling stockholders to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares from us.

	Paid by us without option to purchase additional shares exercise	Paid by us with full option to purchase additional shares exercise	Paid by the selling stockholders
Per Share	$9.825	$9.825	$9.825
Total	$19,650,000	$22,745,906.63	$989,377.50

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $868,400. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $35,000. The underwriters have agreed to reimburse us for certain expenses incurred by us in connection with this offering.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, for a period of 60 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of common stock or securities convertible into or exercisable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus; (iii) the issuance of up to 10% of the outstanding shares of our common stock, or securities convertible into, exercisable for, or which are otherwise exchangeable for, our common stock, immediately following the closing of this offering, in acquisitions or other similar strategic transactions, provided that such recipients enter into a lock-up agreement with the underwriters; or (iv) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.

Our directors and executive officers, and certain of our selling stockholders (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 60 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as bona fide gifts, or for bona fide estate planning purposes, (ii) by will or intestacy, (iii) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member, (iv) to a partnership, limited liability company or other entity of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (B) as part of a distribution to members or stockholders of the lock-up party; (vii) by operation of law, (viii) to us from an employee upon death, disability or termination of employment of such employee, (ix) as part of a sale of lock-up securities acquired in open market transactions after the completion of this offering, (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments, or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all shareholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; (d) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period; (e) the sale of our common stock pursuant to the terms of the underwriting agreement; and (f) the sale of lock-up securities pursuant to an existing trading plan established prior to the date of entry into the lock-up agreement pursuant to Rule 10b5-1 of the Exchange Act, provided that no filing under the Exchange Act, or other public announcement, shall be voluntarily made, and if the lock-up party is required to file a report under the Exchange Act, such report shall disclose that such transfer was pursuant to an existing trading plan established pursuant to Rule 10b5-1 of the Exchange Act.

J.P. Morgan Securities LLC, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Our common stock is listed on the Nasdaq Global Select Market, or Nasdaq, under the symbol “SMCI.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.

Selling restrictions

General

Other than in the United States, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a Relevant State), no shares of our common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of our common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares of our common stock may be made under the following exemptions under the Prospectus Regulation:

(a) to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of the shares of our common stock shall require us or any underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares of our common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares of our common stock being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of our common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of our common stock to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares of our common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

No shares of our common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of our common stock which (ii) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or (iii) in any other circumstances falling within Section 86 of the FSMA, provided that no such offer of the shares of our common stock shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares of our common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our common stock and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

In addition, in the United Kingdom, this prospectus supplement is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares of our common stock in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this prospectus supplement or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this prospectus supplement relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CIS. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or DFSA. This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus supplement does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus supplement has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority

Notice to Prospective Investors in Australia

This prospectus supplement:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the “Corporations Act;

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission, or the ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act, or the Exempt Investors.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or SFO, and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions)

Ordinance (Cap. 32 of the Laws of Hong Kong, or C(WUMP)O), or which do not constitute an offer to the public within the meaning of the C(WUMP)O). No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to Prospective Investors in Singapore

Each representative has acknowledged that this prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each representative has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA;

(ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(i) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i) to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii) where no consideration is or will be given for the transfer;

(iii) where the transfer is by operation of law;

(iv) as specified in Section 276(7) of the SFA; or

(v) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to Prospective Investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to Prospective Investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or CMA, pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to Prospective Investors in the British Virgin Islands

The shares are not being, and may not be, offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to Prospective Investors in China

This prospectus supplement will not be circulated or distributed in the PRC and the shares will not be offered or sold, and will not be, offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus supplement nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to Prospective Investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or the FSCMA, and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or the FETL. The shares have not been listed on any of the securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to Prospective Investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus supplement is subject to Malaysian laws. This prospectus supplement does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to Prospective Investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to Prospective Investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted), or the South African Companies Act) is being made in connection with the issue of the shares in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96(1)(a): the offer, transfer, sale, renunciation or delivery is to:

(i)	persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii)	the South African Public Investment Corporation;

(iii)	persons or entities regulated by the Reserve Bank of South Africa;

(iv)	authorised financial service providers under South African law;

(v)	financial institutions recognised as such under South African law;

(vi)

(vi) a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii)	any combination of the person in (i) to (vi); or

Section 96(1)(b): the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus supplement should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Notice to Prospective Investors in Israel

In the State of Israel this prospectus supplement shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728—1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728–1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions, or the Addressed Investors; or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728—1968, subject to certain conditions, or the “Qualified Investors.” The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. We have not and will not take any action that would require us to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728—1968. We have not and will not distribute this prospectus supplement or make, distribute or direct an offer to subscribe for our shares of common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors. Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728—1968. In particular, we may request, as a condition to be offered shares of common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728—1968 and the regulations promulgated thereunder in connection with the offer to be issued shares of common stock; (iv) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728—1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728—1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. An affiliate of BofA Securities, Inc. is (i) administrative agent, sole lead arranger, sole bookrunner and lender under the Company’s revolving line of credit dated April 19, 2018, as further amended and (ii) lender under the Company’s uncommitted facility agreement for credit lines dated March 23, 2022. Affiliates of BMO Capital Markets Corp. and ING Financial Markets LLC are lenders under the Company’s revolving line of credit dated April 19, 2018.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by DLA Piper LLP (US), Palo Alto, California. Latham & Watkins LLP, Los Angeles, California is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements of Super Micro Computer, Inc. and subsidiaries (the “Company”) as of June 30, 2023 and 2022, and for each of the three years in the period ended June 30, 2023 incorporated by reference in this Registration Statement and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

COMMON STOCK

PROSPECTUS

November 30, 2023

Joint Book-Running Managers

J.P. Morgan

BofA Securities			Goldman Sachs & Co. LLC

Joint Bookrunners

Wells Fargo Securities	Barclays	UBS Investment Bank	BMO Capital Markets

KeyBanc Capital Markets	Needham & Company		Piper Sandler

Co-Managers

CJS Securities	Loop Capital Markets	Northland Capital Markets	Rosenblatt	ING